UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2009

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. Mitsubishi UFJ Securities Co., Ltd.

Mitsubishi UFJ Securities to Establish Preparatory Company and Adopt Intermediate Holding Company Structure

Tokyo, November 18, 2009—Mitsubishi UFJ Financial Group, Inc. (President and CEO Nobuo Kuroyanagi) and Mitsubishi UFJ Securities Co., Ltd. (“Mitsubishi UFJ Securities”: President and CEO Fumiyuki Akikusa), at respective board meetings held today resolved that, subject to required permits and approvals, etc., Mitsubishi UFJ Securities will adopt an intermediate holding company structure, using the company split method, with the implementation targeted for April 2010. The companies also resolved to establish a preparatory company, Mitsubishi UFJ Securities Spin-off Preparation Co., Ltd. (“Preparatory Company”), in order to prepare for the company split.

1. Purpose of the shift to intermediate holding company structure

As a part of preparation for the strategic alliance with Morgan Stanley, the initiative will separate the supervising functions and the business execution functions with respect to all the securities business operations within the Mitsubishi UFJ Securities group of companies in order to concentrate each function to facilitate more timely decision making.

2. Method of adoption

The Preparatory Company will be established, capitalized 100% by Mitsubishi UFJ Securities. After registration to engage in financial instruments business and receiving other necessary permits and approvals, etc., through a company split (absorption-type company split: “Split”), the Preparatory Company (whose corporate name is planned to be changed to Mitsubishi UFJ Securities Co., Ltd.) will succeed to the business operations currently being undertaken by Mitsubishi UFJ Securities, and the Preparatory Company and the divisions of Morgan Stanley Japan Securities Co., Ltd., such as the investment banking divisions, will be consolidated, as separately explained in another announcement. Mitsubishi UFJ Securities will become an intermediate holding company, and change its corporate name to Mitsubishi UFJ Securities Holdings Co., Ltd. Mitsubishi UFJ Securities Holdings Co., Ltd. will hold current domestic and foreign subsidiaries and affiliated companies of Mitsubishi UFJ Securities.

3. Outline of Preparatory Company (planned)

Corporate name:	Mitsubishi UFJ Securities Spin-off Preparation Co., Ltd.

Location:	Marunouchi, 2-5-2 Chiyoda-ku, Tokyo

Representative:	Fumiyuki Akikusa (President and CEO, Mitsubishi UFJ Securities)

Date of establishment:	Early December 2009

Capital:	JPY100 million

Description of business:	Preparatory operations necessary to succeed to business of Mitsubishi UFJ Securities through the Split and subsequent continuation of such business.

Fiscal year end:	March

Ownership:	Mitsubishi UFJ Securities (ratio of capital contribution: 100%)

4. Schedule

Following establishment of the Preparatory Company, Mitsubishi UFJ Securities and the Preparatory Company will enter into a company split agreement providing to the effect that the current business operations of Mitsubishi UFJ Securities shall be succeeded to by the Preparatory Company through the Split. The agreement will be approved by the extraordinary meeting of shareholders of the two companies. The effective date of the Split is planned for April 1, 2010, subject to all the necessary permits and approvals, etc. being granted and all other actions and procedures necessary for the Split being taken. Further details of the Split will be made available promptly as they are confirmed.

5. Notes issued by Mitsubishi UFJ Securities

As at the implementation of Split, Mitsubishi UFJ Securities will not transfer its obligation under any outstanding notes (except for commercial papers (short term notes)) issued by it and any notes (except for commercial papers (short term notes)) to be issued by it before the Split to the Preparatory Company. Mitsubishi UFJ Securities, which will become an intermediate holding company, will continue to hold the status and rights and obligations as the issuer of such notes after the Split becoming effective.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements such as “expects,” “plans,” “intends,” “may,” “will” and other similar words and phrases, statements regarding the intent, belief, strategy, plans or current expectations of Mitsubishi UFJ Financial Group, Inc and Mitsubishi UFJ Securities. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Neither Mitsubishi UFJ Financial Group, Inc nor Mitsubishi UFJ Securities undertakes any obligation to update the forward-looking statements contained herein, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

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Contacts:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651
Mitsubishi UFJ Securities Co., Ltd.	Public Relations Division	81-3-6213-6584

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